April 2, 2026

Walter V. Klemp
Chief Executive Officer
Moleculin Biotech, Inc.
5300 Memorial Drive Suite 950
Houston, TX 77007

       Re: Moleculin Biotech, Inc.
           Registration Statement on Form S-3
           Filed March 27, 2026
           File No. 333-294686
Dear Walter V. Klemp:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Doris Stacey Gama at 202-551-3188 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Johnathan C. Duncan, Esq.